Exhibit 3.1

ARTICLES OF AMENDMENT

(1)

(2)                                                         Cedar Shopping Centers, Inc.,                                                                          ,  a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

By striking out Article I of the Articles of Incorporation and inserting in lieu thereof the following:

ARTICLE I

Name

The name of the Corporation shall be Cedar Realty Trust, Inc. (the "Corporation").

The effective date of this name change amendment shall be November 9, 2011.

This amendment of the charter of the corporation has been approved by
(4) The Board of Directors

We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5) /s/ Stuart Widowski	(5) /s/ Bruce J. Schanzer

(6) Return address of filing party: